TRANS LEASING INTERNATIONAL, INC.
                         EARNINGS PER SHARE COMPUTATION
                  (Amounts in thousands, except per share data)

                                  EXHIBIT 11.1



                                  Three months ended September 30,
                                      1997        1996

Net earnings                        $   401     $   717

Shares:

Weighted average shares               4,290       4,043
outstanding
Primary                               4,290       4,043
Fully diluted                         4,356       4,189

Earnings per share based on:

Weighted average shares             $   .09     $  0.18
outstanding
Primary                             $   .09     $  0.18
Fully diluted                       $   .09     $  0.17